Exhibit 99.9

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED MAY 31, 2011

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (t the “Company” or “Rio Alto”) together with its subsidiaries is as of May 31, 2011. It is intended to be read in conjunction with the Company’s audited consolidated financial statements (the “Financial Statements”) for the year ended May 31, 2011 (“fiscal 2011”) and with the Company’s Annual Information Form and other corporate filings available at www.sedar.com(“SEDAR”). The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”) and the Financial Statements and MD&A are presented in United States dollars.

This MD&A, dated August 29, 2011, contains forward looking information and forward looking statements. Readers are referred to the cautionary statement regarding forward looking information under the Heading “Cautionary Statement on Forward Looking Information” on page 19, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at Rio Alto’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is the development of the La Arena gold oxide/copper – gold project (the “La Arena Project”) in northwestern Peru. In the final quarter of fiscal 2011 the Company commenced pre-production activities at a dump leach gold mine (the “La Arena Gold Mine”) located within the La Arena Project and commenced a feasibility study on the copper-gold deposit within the La Arena Project.

Rio Alto has three wholly-owned subsidiaries – La Arena S.A. and Rio Alto S.A.C. each incorporated under the laws of Peru and Mexican Silver Mines (Guernsey) Limited incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia and Alberta and its common shares trade on the TSX Venture Exchange and the Bolsa de Valores de Lima under the symbol “RIO”, the OTC QX® under the symbol “RIOAF” and on the Frankfurt Stock Exchange under the symbol “A0MSLE”.

Highlights for the year ended May 31, 2011

  On July 20, 2010, La Arena S.A. received notice from Peruvian authorities that its Environmental Impact Assessment for the development and operation of a 24,000 tonne/day open-pit dump leach gold oxide mine had been accepted and commenced pre-construction activities at the La Arena Project.

  On September 15, 2010, the Company presented a new reserve report, with an effective date of July 31, 2010, for the La Arena Project. The report estimated probable ore reserves of 57.4 million tonnes of sediments (oxide ore) grading 0.44 grams per tonne gold (821,000 ounces) and Porphyry and Sediments (sulphide ore) of 187.3 million tonnes grading 0.38% copper (1.575 billion pounds) and 0.29 grams per tonne gold (1.75 million ounces).

  On February 9, 2011, Rio Alto acquired a 100% interest in La Arena S.A. and its La Arena project upon making a cash payment of $48.8 million.

  By the end of May 2011, the La Arena Gold Mine entered the pre-production phase. To August 22, 2011 the mine produced 9,648 ounces of gold and 8,182 ounces of gold were sold at an average price per ounce of $1,525.

  In fiscal 2011, the Company spent $55 million on equipment and development of the La Arena Gold Mine.

  The Company issued, under private placements, 50,326,257 common shares for gross proceeds of $84.9 million (net proceeds of $79.2 million), and granted 1,683,600 broker warrants with a fair value of $2.1 million, expiring January 20, 2013 convertible into 1,683,600 common shares at a price of C$2.05 per share.

    The Company issued 8,468,250 common shares for proceeds of $8.0 million upon the conversion of warrants; and 1,727,500 common shares for proceeds of $0.6 million upon the exercise of stock options;

    In October, 2010, the Company established a $25 million Gold Prepayment Facility, of which $24.5 million was drawn during fiscal 2011, and a $3.0 million operating loan facility which has not been drawn upon.
    The gold delivery obligations under this facility will be satisfied over a 40-month period that started in July 2011.

    In July 2011 the Company filed an independently prepared closure plan for the La Arena Gold Mine with Peruvian authorities. If the plan is approved in calendar 2011 Rio Alto will be required to post a reclamation bond of approximately $3.2 million in January 2012.

  Overview and Description of Business

  Rio Alto, formerly Mexican Silver Mines Ltd (“MSM”), was engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, the Company acquired Rio Alto Mining Limited (“RAML”), a private company engaged in the development of the La Arena project in Peru, and changed its name to Rio Alto. On May 31, 2010, the Company disposed of all of the Mexican assets. RAML had an option agreement to earn in and purchase 100 per cent of La Arena S.A., and on February 9, 2011 the Company exercised the option and completed the purchase of 100 per cent of La Arena S.A. The La Arena Project consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru in the Huamachuco District at an average altitude of 3,400 metres above sea level.

  At May 31, 2011, the La Arena Gold Mine was in the pre-production stage and had not generated any significant revenues. The mine is operated by the Company with a combination of employees and a mining contractor, which provides mobile equipment, maintenance services and associated management and administrative support. In the fourth quarter of fiscal 2011 the La Arena Mine entered the pre-production phase. To-date, the mine has produced 9,648 ounces of gold and sold 8,182 ounces at an average price per ounce of $1,525. Deliveries in connection with the Gold Prepayment Facility amounted to 1,466 ounces in satisfaction of the July, August and September delivery obligations. Management expects to place approximately 100,000 ounces of gold on the leach pad during calendar 2011.

  Production capacity of the La Arena Gold Mine is planned to increase from 10,000 tonnes of ore per day to 24,000 tonnes of ore per day to pad by January 2012. Leach pad and processing plant expansion and a feasibility study on the copper-gold sulphide deposit at La Arena started in May, 2011. Management is evaluating the feasibility of further expanding production from the La Arena Gold Mine to 36,000 tonnes of ore per day.

  Selected Annual Information

  The following table provides selected financial information for the three most recently completed fiscal years.

		For the years ended
(thousands of US dollars, except per share amounts)		May 31, 2011	May 31, 2010			May 31, 2009
Revenue	$	nil	$	nil	$	nil
Net loss		7,992		12,617		1,254

Loss per share		0.06		0.15		0.03
Total assets		161,233		26,593		13,787
Long-term financial liabilities		36,997		2,532		nil
Cash dividends		nil		nil		nil

  Results of Operations

  The Company had a loss of $8.0 million in fiscal 2011 compared to $12.6 million for the year ended May 31, 2010. The improved result is due primarily to loss on the sale of mineral properties of $8.6 million in fiscal 2010 (there was no such loss in fiscal 2011), offset by a $3.7 million increase in stock-based compensation and $0.8 million increase in other general and administrative costs. Operating expenses include general and administrative expenditures, exploration expense and other items.

  General and administration costs

  General and administrative costs were $8.0 million in fiscal 2011, compared to $3.5 million in fiscal 2010 and are comprised of costs to maintain the Lima and Vancouver offices and costs related to public company management and administration and include the following:

	For the year ended May 31,		For the three months ended May 31,
	2011	2010	2011	2010
Stock-based compensation	$4,179,822	$446,532	$2,162,712	$78,927
Salaries	1,504,381	1,493,627	131,232	434,158
Office and miscellaneous	505,854	259,312	97,816	48,010
Travel	392,354	184,400	108,110	80,179
Investor relations	326,043	436,914	50,817	134,969
Accounting and audit	293,074	201,548	92,088	98,808
Legal fees	229,423	124,892	26,875	13,143
Consulting	187,349	52,979	10,144	52,979
Directors’ fees	182,084	89,430	57,806	44,892
Regulatory and transfer agent fees	144,043	73,098	51,991	45,105
Amortization	58,561	63,794	18,114	31,447
Insurance	28,583	48,566	6,877	28,519
	$8,031,571	$3,475,092	$2,814,582	$1,091,136

  The increase in general and administration expenses during fiscal 2011 is due to increased stock-based compensation costs, a cash severance payment of $388,000 and a performance based bonus accrual in the amount of $150,000 to a former officer and director.

  Stock-based compensation expense of $4.2 million in fiscal 2011 compared to $447,000 in fiscal 2010 and is comprised $3,481,000 (2010- $446,000) of the amortization of the fair value of previously granted options over the vesting period and $698,000 (2010 - $152,000) for the revaluation of options previously granted to non-employees. The increase in the year is due to the fair value of the options issued in 2011 having a value of $0.87 per option compared to $0.15 per option for those issued in fiscal 2010. The increase in the per option value is due to the increase in the Company’s share price. During fiscal 2011, the Company granted 3,665,000 stock options with a fair value of $4,179,822. The options either vested immediately or within one year of issue.

  Salaries, at $1.5 million, were similar to 2010 as a cash severance payment of $388,000 and a performance based bonus payment in the amount of $150,000 to a former officer and director in fiscal 2011 were offset by the inclusion of certain Lima office staff salaries in development costs during 2011. Insurance costs related to the La Arena Project were also capitalized in fiscal 2011 to mine development costs.

  Office and miscellaneous expenses of $506,000, was double the 2010 level and reflected an increase in office space as corporate activities increased. Office costs will increase in fiscal 2012 due to the relocation of the Vancouver office.

  The increase in travel expense to $392,000 was due to increased travel to Lima and the La Arena Project in Peru from Canada as the La Arena Gold Mine project was developed.

  Investor relations charges of $326,000 decreased from 2010 as management reduced promotional efforts to focus on mine development activities. Accounting and audit expense of $293,000 increased by $92,000 due to costs related to work done in connection with the required conversion to International Financial Reporting Standards (“IFRS”) and increased annual audit costs due to the acquisition of La Arena, the higher level of investment expenditures and the evaluation of financing opportunities.

  Legal fees, consulting and regulatory and transfer agent fees combined for a total of $560,000, a 124% increase over fiscal 2010 due to increased financing activities and corporate securities work for regulatory compliance and general matters. The Company issued $84.9 million of common shares through private placements, compared to $13.7 million in fiscal 2010, and establishing a $25 million Gold Prepayment Facility.

  Directors’ fees were significantly higher in 2011, due to the appointment of three additional non-executive directors as the complexity of the Company’s activities increases.

  Other expense/income items

  Other expense/income items amounted to $240,000 in fiscal 2011, an improvement of $9.5 million from fiscal 2010 primarily due to a loss of $8.6 million realized on sale of Mexican subsidiary in 2010 and an unrealized gain of $1.6 million on revaluation of derivative liability in 2011. Other expense/income items included:

	For the year ended May 31,		For the three months ended May 31,
	2011	2010	2011	2010

Foreign exchange loss	$(385,376)	$(211,747)	$22,681	$(72,077)
Exploration expenses	(37,084)	(456,411)	79	(436,594)
Interest and other income.	36,204	266	9,231	17,066
Impairment of mineral property	-	(114,377)	-	-
Loss on disposal of equipment	-	(32,544)	-	-
Extinguishment of payables	-	166,272	14,192	166,272
Loss on sale of mineral property interest	-	(8,632,821)	-	(8,632,821)
Unrealized gain on revaluation of derivative liability	1,648,876	-	1,209,354	-
Costs relating to gold pre-payment	(1,022,282)	-	(25,122)	-
	$240,338	$(9,281,362)	$1,230,415	$(8,958,154)

  The foreign exchange loss of $385,000 resulted from holding US dollars in anticipation of the La Arena S.A. acquisition during a period when the Canadian dollar appreciated relative to the United States dollar.

  Exploration expense of $456,000 in fiscal 2010 related to property investigations and was incurred in order to further investigate the potential for near-term development of the Mexican exploration properties. On May 31, 2010, Rio Alto sold its interest in Materias Primas y Minerales La Iguana S.A. de C.V, the company which held its Mexican exploration properties and recognized a non-cash loss of $8.6 million. Since the RAML acquisition the Company’s focus has been to develop the La Arena Gold Mine and additional investment of management time and financial resources on the Company’s exploration properties in Mexico did not fit with the strategic objective of becoming a gold producer. In fiscal 2011, activities were focused on the La Arena Project, which was in the development phase and the related costs were deferred.

  On October 15, 2010 the Company entered into a $25 million Gold Prepayment Agreement and a Gold Purchase Agreement with Red Kite Explorer Trust (“RKE”) described in the Commitments section of this MD&A and a $3 million Operating Loan Agreement. Under the terms of the Gold Prepayment and Gold Purchase Agreements, each drawdown of the $25 million Gold Prepayment Agreement is allocated between the derivative liability and deferred revenue. As at May 31, 2011, the Company had drawn $24.5 million under the Gold Purchase Agreement. The Company incurred costs relating to the negotiation and documentation of these agreements in the amount of $1,022,000, including a cash arrangement fee of $750,000. These costs were charged to operations.

  In fiscal 2011, the Company had a $1.6 million gain due to the revaluation of the derivative liability related to the Gold Purchase Agreement. Pursuant to the Gold Purchase Agreement, RKE has the option to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion market Association or the Comex (1st Position) Settlement Price over defined periods of time. RKE’s option to purchase 622,210 ounces of gold is directly proportional to the amount of the $25 million facility drawn. The Gold Purchase Agreement is accounted for as a written option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in operations. At May 31, 2011, RKE had the right to purchase 609,766 ounces of gold from La Arena S.A. At the date of this MD&A, RKE has the right to purchase 609,584 ounces of gold from La Arena S.A.

  Summary of Quarterly Results

  The following table provides selected information for the most recent quarters ended May 31, 2011:

  (thousands of US dollars, except per share amounts)

	May 31,	February 28,	November 30,	August 31,	May 31,	February 28,	November 30,	August 31,
	2011	2011	2011	2011	2010	2010	2010	2010

Total assets	$168,188	$131,126	$53,859	$31,920	$26,594	$25,953	$26,883	$21,540
Working capital	20,337	18,217	13,734	4,372	6,204	4,349	6,390	3,863
Shareholders’ equity	112,036	111,752	44,690	28,965	23,487	23,980	25,011	19,714
Net loss	(1,623)	(2,534)	(2,931)	(904)	(9,908)	(1,216)	(826)	(665)
Loss per share	(0.01)	(0.02)	(0.03)	(0.01)	(0.12)	(0.01)	(0.01)	(0.01)

  The net loss for the fourth quarter of 2011 amounted to $1.6 million which compares to $9.9 million for the corresponding quarter in 2010. The $8.4 million improvement is primarily due to a loss of $8.6 million realized on sale of Mexican subsidiary in fiscal 2010 and an unrealized gain of $1.2 million on revaluation of derivative liability in 2011, offset by a $1.3 million increase in general and administrative costs. The $1.3 million increase in general and administrative relates primarily to stock-based compensation, as the charge to earnings was $2.2 million in the fourth quarter of fiscal 2011, compared to $0.1 million in fourth quarter of fiscal 2010. These items are more fully discussed above.

  Liquidity and Capital Resources

  The Company’s cash balance at May 31, 2011 was $11.5 million which was an increase of $6.1 million from the year ended May 31, 2010. Working capital of $20.3 million (including IGV of $14.0 million) at May 31, 2011 increased by $14.1 million from $6.2 million at May 31, 2010.

  Management believes that the Company’s working capital, future cash generated from operations and other identified sources of capital will be sufficient to finance operating activities and planned expansion of productive capacity.

  The increases in cash and working capital were due to the following activities:

  Operating Activities:

  During fiscal 2011, the Company had a loss of $8.0 million, which after adjusting for non-cash charges of $2.8 million resulted in cash outflows before changes in non-cash working capital of $5.2 million. The cash outflows resulted primarily from cash general and administrative costs of $3.9 million and costs relating to the Gold Prepayment and related agreements of $1.0 million. In fiscal 2010, the loss was $12.6 million, which after adjusting for non-cash items, resulted in cash outflows before changes in non-cash working capital of $3.6 million. The cash outflows resulted primarily from cash general and administrative costs of $3.0 million and exploration spending of $456,000. The non-cash charges in fiscal 2010 were primarily, $8.6 million loss on sale of mineral property interest and $446,000 of amortization.

  Changes in non-cash working capital resulted in a $3.3 million cash outflow in the year ended May 31, 2011 compared to cash outflows of $190,000 in the 2010 comparable period. The outflows in fiscal 2011 included $3.8 million increase in IGV receivable, before re-classification of the IGV receivable to current assets, related the value added tax on the development costs and $3.9 million spent on inventory as the mine enters the production phase. These were partially offset by $4.9 million related to a reduction in prepaid development costs.

  Financing:

  Net cash received from financing activities during fiscal 2011 was $112.9 million compared to $14.0 million in the same period of the previous year. Proceeds from financing activities during fiscal 2011 resulted from the issue of 50,326,257 common shares under private placements for gross proceeds of $84.9 million. Share issue costs, were $5.7 million. Proceeds of $8.0 million were received on the conversion of 8,468,250 common share purchase warrants and $0.6 million was received on shares issued on the exercise of 1,727, 500 stock options.

  In fiscal 2010 proceeds from financing activities included $13.8 million from the issue of 28,399,566 common shares under private placements; $0.6 million of this was included in subscription receivables and received in fiscal 2011. Share issue costs, were $1.0 million. Proceeds of $1.8 million were received on the conversion of 3,582,585 common share purchase warrants and $122,000 was received on shares issued on the exercise of 503,000 stock options.

  In October 2010, the Company entered into the Gold Prepayment Agreement and the Gold Purchase Agreement described in the Commitments section of this MD&A. As at May 31, 2011, the Company has drawn $24.5 million under the Gold Prepayment Agreement. No amount has been drawn under the Operating Loan Agreement.

  In fiscal 2010, the Company incurred $23,480 of deferred financing costs related to the Gold Purchase Agreement.

  Investing:

  Cash used in investing activities increased by $88.6 million to $98.8 million in fiscal 2011 compared to $10.2 million in fiscal 2010.

  In February 2011, Rio Alto completed its option to acquire 100% of La Arena S.A. upon a payment of $48.8 million. The purchase equation was finalized during the three months ended May 31, 2011 resulting in changes to mineral property, property, plant and equipment and the future tax liability. Cash acquired in this transaction was $5.5 million. Throughout fiscal 2011, the Company spent $56.0 million to develop the La Arena Gold Mine comprised of $18.7 million for capital assets and $35.5 million on property development.

  Capital assets expenditures were $18.7 million of which $13.5 million related to construction work in progress, $4.8 million related to the processing plant, mobile and field equipment, and $0.4 million was for a camp office and accommodation at the La Arena Gold Mine.

  In the first quarter of fiscal 2010, MSM acquired RAML (and changed its name to Rio Alto in July 2009) by purchasing $0.7 million in shares of RAML and issuing $6.1 million in shares of MSM. Cash acquired in this transaction was $2.0 million. Transaction costs were $0.3 million.

  In 2010, the Company spent $11.0 million related to the development of La Arena Project.

  Liquidity Risk

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations and additional financing, should be sufficient to meet the sustaining capital and operating requirements. Expansion of the gold oxide mine and activities related to the feasibility study and development of the copper-gold sulphide project may, depending on the timing of the expenditures, require additional financing.

  The Company’s revenues are from the mining and sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals. Depending on the price of metals, the Company may determine that it is impractical to continue commercial production. Metals prices have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, the extent of sales or accumulation of reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production cost and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects or mining at one or more of its properties.

  Commitments

(a)	The Company entered into operating lease agreements for its Vancouver and Lima office premises. The annual lease commitments under the leases are as follows:

					2016and
	2012	2013	2014	2015	thereafter
Vancouver	$141,335	$145,672	$127,605	$127,605	$148,872
Lima	71,252	71,252	71,252	71,252	106,878

Total	$212,587	$216,924	$198,857	$198,857	$255,750

(b)

  Under the Gold Prepayment Agreement, the Company is obligated to deliver gold to discharge its obligation. The obligation is for the delivery of 575 ounces of gold each month for 16 months commencing July 2011 and 1,150 ounces of gold per month for 24 months. The monthly delivery obligation may vary depending on the price of gold at the time of delivery. To-date the Company has delivered 1,466 ounces of gold in satisfaction of the July, August and September 2011 delivery commitments. See Note 14 in the Financial Statements for a description of the delivery terms under the Gold Prepayment Agreement. The Gold Prepayment Agreement is reviewed and may be amended on the basis of management’s evaluation of the Company’s identified funding requirements.

(c)

  Mining operations at the La Arena Project are carried out by a contractor. The mining contract agreement is in effect until the date the reserves of oxide ore are fully depleted, currently estimated to be 7 years. The Company has the option to terminate the agreement at its convenience, subject to a termination fee as follows:

Termination fee
Year 1	$7,000,000
Year 2	7,000,000
Year 3	4,000,000
Year 4	2,000,000
Year 5	1,000,000
Year 6	-

  Under Peruvian law La Arena S.A. was required to file, by July 20, 2011, an independently prepared mine closure plan for the La Arena Gold Mine. The closure plan was prepared for La Arena S.A. by a government approved independent engineering company and filed within the prescribed time limit. The plan will be reviewed by Peruvian authorities and if approved will require the posting of a bond or other financial assurance in the amount of approximately $3.2 million within the first 12 days in the year after the year in which the plan was approved. The estimated closure cost totals $34.7 million consisting of -- $12.4 million of progressive closure expenditures to occur in approximately the 7th and 8th years of the life of the La Arena Gold Mine; $17.1 million of closure costs to occur in the 9th year of the mine life and approximately $5.2 million of post-closure monitoring costs during the five years subsequent to the mine closure. See Note 13 of the Financial Statements, for a description of the Company’s asset retirement obligation (“ARO”) and the assumptions used in determining the $14.8 million ARO recognized in the balance sheet.

  Related Party Transactions

  Transactions with related parties, for years ended May 31, 2011 and 2010, are described in Note 16 to the Financial Statements and are summarized below:

    Paid or accrued $277,655 (2010 - $252,054) in management fees, bonuses, office rent and administrative services to a company controlled by a former director of the Company, who resigned his position on February 18, 2011. The former director was paid $387,426 upon resignation and is entitled to a payment of $149,698, which has been accrued, upon the Company reaching certain production milestones.

    Paid or accrued $30,514 (2010 - $127,991) in directors’ and management fees to a director.

    Paid or accrued $257,455 (2010 - $187,814) in legal fees to a law firm in which the Company’s corporate secretary and director is a partner of which $56,769 (2010 - $29,356) was included in share issue costs and $59,172 (2010 - $68,882) was included in transaction costs in relation to the La Arena S.A.

    Paid or accrued $151,380 (2010 - $89,430) in directors’ fees and travel allowances to directors of the Company.

    Charged rent of $31,586 (2010 - $30,138) to a public company and a private company which had a director in common with the Company. The amounts receivable from these companies total $3,606 (2010 - $46,135) and are included in accounts receivable.

    Paid a deposit of $23,714 for office space which is shared by a company whose President, CEO and director is also a director of the Company.

    Due to related parties total $Nil (2010 - $72,248) owing to officers and directors (or to persons related to them or companies controlled by them) for services as noted above and for reimbursable expenses.

  These transactions were conducted in the normal course of business and were measured at the exchange value which represented the amount of consideration negotiated by the related parties.

  Financial Instruments

  Use of derivatives

  The Gold Purchase Agreement described under “Other Items” and the Commitments sections of this MD&A is characterized as a written option for accounting purposes and is carried as a liability. Gains or losses arising from the periodic revaluation of the liability are credited to or charged against operations. A more detailed description of the accounting for this option is presented in Note 14 to the Financial Statements.

  Fair values

  The carrying values of cash and cash equivalents, receivables, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity. The derivative liability, embedded within the Gold Sales Agreement, is carried at fair value and is estimated by an option pricing model that considers changes in the price of gold. In fiscal 2011, the Company recognized a gain of $1.6 million related to the revaluation of the derivative liability. The IGV receivable is denominated in Peruvian Nuevos Soles (“sol”) and its carrying amount will vary as the sol to US dollar exchange rate changes; however, the IGV receivable partially hedges the Company’s sol denominated operating costs.

  Liquidity risk

  Liquidity risk is managed by maintaining sufficient cash balances to meet current working capital requirements. The Company’s cash and cash equivalents are invested in business accounts or guaranteed investment certificates with chartered banks that are available on demand.

  Credit risk

  The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. Taxes receivable result from prepayments to the Peruvian and Canadian governments and management believes that the credit risk concentration with respect to these receivables is minimal.

  Currency risk

  The Company operates in Canada and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

  The operating results and the financial position of the Company are reported in US dollars. For fiscal 2011 the functional currency of Rio Alto Mining Limited, the parent company was the Canadian dollar. Fluctuations in the US dollar relative to the Canadian dollar resulted in a charge of $385,000 during the year. Fluctuations of operating currencies in relation to the US dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

  Interest risk

  The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

  Price risk

  The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of precious and base metals. The Company monitors commodity prices to determine appropriate actions to be undertaken.

  Critical Accounting Policies and Estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“CGAAP”) requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues, expenses and contingencies. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s accounting policies are described in Note 2 to the Financial Statements.

  Use of Estimates

  The preparation of financial statements in conformity with CGAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events. Actual results could differ from those estimates by a material amount.

  Significant reported amounts requiring the use of management estimates and assumptions include, but are not limited to, the recoverability of accounts and other receivables, the quantities of product inventory, the amount of ore resources and related amortization and depletion, the expected recovery rate of those mineral resources, foreign exchange rates, the assessment of impairment to the carrying value of mineral properties, the recoverability of investments, the expected economic lives and future cash flows from plant and equipment and related amortization and depreciation, current and future income taxes, site closure and reclamation obligations and assumptions used to calculate fair value of stock based compensation, options, warrants, derivative liability and amounts and likelihood of contingencies. Actual results could differ by a material amount from the recorded amount.

  Inventories

  Finished goods (doré inventory), work in process inventories and heap leach ore are valued at the lower of average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to return fine gold or silver in readily saleable form. Net realizable value is the amount estimated to be obtained from sale of the inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. The production cost of inventories is determined on a weighted average basis and includes cost of raw materials, direct labour, contract mining charges, mine site overhead and depreciation, depletion and amortization of mineral properties.

  The recovery of gold and by products from oxide ores is achieved through a leaching process at the La Arena Gold Mine. Under this method, ore is placed on leach pads where it is treated with a chemical solution which separates the gold contained in the ore. The majority of the gold is recovered over a period of up to 45 days. The resulting “pregnant” leach solution is further processed in a plant where the gold and silver are recovered in doré form. Operating costs at each stage of the process are deferred and included in work in process inventory based on current mining and leaching costs. Costs are removed from leach inventory as ounces of doré are produced at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pad (measured tonnes added to leach pads), the grade of ore placed on the leach pad (based on assay analysis), and a recovery percentage (based on testing and ongoing monitoring of the rate of gold recovery).

  Consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost or net realizable value

  Plant and Equipment

  Plant and equipment are carried at net book value and are recorded at acquisition or betterment cost less accumulated amortization and depreciation. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in earnings. The carrying values of plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the asset is written down to fair value and the resulting amount is charged against earnings.

  Assets used in commercial production are subject to depreciation, amortization and depletion over their estimated useful lives or on a unit-of-production basis.

  Major overhaul expenditures on plant or equipment, including replacement spares and labour costs, are capitalized and amortized over the average expected life between major overhauls. All other replacement spares and other costs relating to maintenance of plant and equipment are charged to operating costs.

  Mineral Properties

  The Company capitalizes costs, on a property by property basis, of acquiring, maintaining its interest in, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Administrative costs and general exploration costs are expensed as incurred. Costs of producing properties are amortized on a unit of production basis over estimated reserves. No depreciation or depletion is charged against the property until commercial production commences.

  Recovery of capitalized costs is dependent on successful development of profitable mining operations or the disposition of the related mineral property. Proceeds received on the sale of an interest in a mineral property are credited to the carrying value of the mineral property, with any excess proceeds reflected as a gain and any deficiency as a loss in the statement of operations. Write downs due to impairment in value are charged to operations.

  After a mineral property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets. Stripping costs incurred in the production phase of a mining operation are accounted for as production costs and are included in the costs of inventory produced, unless the stripping activity results in a betterment of the mineral property, in which case the stripping costs are capitalized.

  Betterment occurs when stripping activity increases the expected future output of the mine by providing access to additional resources. Capitalized stripping costs are amortized on a unit of production basis over the economically recoverable proven and probable ounces of gold to which they relate. Exploration expenditures are expensed as incurred, unless the nature of the expenditures are to convert mineral resources into mineral reserves or to define areas to be included in the mine plan. Any amounts deferred in this regard are depreciated on a units of production basis.

  Asset Retirement Obligations

  The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards. CGAAP require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units of production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

  Income Tax

  Income taxes are accounted for under the liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and loss carry forwards. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. Future tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is not considered to be more likely than not that the future income tax assets will be realized.

  Revenue Recognition

  Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed. This is when persuasive evidence that title and insurance risk passes to the buyer, collection is reasonably assured and the sales price is reasonably determinable.

  Stock based Compensation

  CICA Handbook, Section 3870, Stock Based Compensation and Other Stock Based Payments establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services. Stock-based compensation expense is determined using a Black Scholes option pricing model based on estimated fair values of all stock based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black Scholes option pricing model utilizes subjective assumptions such as expected price volatility, interest rates and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

  Derivative Liability

  An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the US dollar price of gold. Changes in this assumption may significantly affect the fair value estimate.

  Impairment of Long Lived Assets

  Annually, or more frequently as circumstances require (such as a prolonged substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying value of the operating mine, mineral properties, plant and equipment considering, among other factors, the following: (1) carrying value of each type of asset, (2) the Company’s ability to keep them operating considering associated costs, (3) use, value and condition of assets when not in operation to calculate amortization, and (4) price of metals that affect the decision to reinstall or dispose of the assets. Impairment is considered to exist, under CGAAP, if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows when the carrying value exceeds management’s estimate of fair value.

  Future cash flows used to assess recoverability are estimated based on expected future production, recoverability of resources, commodity prices, foreign exchange rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect management’s estimates and the expected recoverability of the investments in long lived assets.

  Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties. The Company believes that the estimates applied in the impairment assessment are reasonable; however, such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions could change significantly and impairment charges may be required in future periods. Such charges could be material.

  Accounting Changes

  International Financial Reporting Standards

  In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use International Financial Reporting Standards (“IFRS”) rather than CGAAP. The effective date was for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS, which addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan is as follows:

  Accounting policies and implementation decisions:

    Identification of differences in CGAAP and IFRS accounting policies;

    Selection of the Company’s ongoing IFRS policies;

    Selection of the Company’s IFRS 1 First-time Adoption of IFRS choices;

    Development of financial statement format; and

    Quantification of effects of change in initial IFRS 1 disclosures and 2010 financial statements.

  Status:

    The Company has identified differences between accounting policies under CGAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion, made in accordance with IFRS 1;

    The Company has made its first time adoption choices.

    The Company has quantified the identified differences for the opening balance sheet and will continue to quantify the impact on fiscal 2011 during the first quarter of fiscal 2012.

    The conversion to IFRS is not expected to have a significant effect on the Company’s infrastructure, business and control activities.

  The opening balance sheet of the Company on June 1, 2010, the date of transition, is set out below using the Company’s May 31, 2010 consolidated balance sheet. The effects of transition represent management’s best estimates at this time and are subject to change based on continuing evaluation during the first quarter of fiscal 2012:

	As at May 31, 2010
	CGAAP	Effect of transition	IFRS
Assets
Current
Cash and cash equivalents	$5,440,298	$-	$5,440,298
Accounts receivable	84,449	-	84,449
Subscriptions receivable	582,704	-	582,704
Promissory note receivable	116,532	-	116,532
Prepaid expenses	157,585	-	157,585
	6,381,568	-	6,381,568
Deferred financing costs	23,924	-	23,924
Deferred income taxes	-	144,150	144,150
Taxes receivable	397,637	-	397,637
Plant and equipment	259,989	-	259,989
Mineral properties and evaluation costs	-	-	-
Investment in La Arena S.A.	19,530,771	(2,676,291)	16,854,480
	$26,593,889	$(2,532,141)	$24,061,748

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$502,789	$-	$502,789
Due to related parties	72,248	-	72,248
Deferred revenue	-	-	-
	575,037	-	575,037
Deferred taxes/Future income taxes	2,532,141	(2,532,141)	-
Deferred revenue	-	-	-
Derivative liability	-	-	-
	3,107,178	(2,532,141)	575,037

Shareholders’ equity
Capital stock	39,006,847	-	39,006,847
Subscription receipts	-	-	-
Contributed surplus	2,396,484	-	2,396,484
Comprehensive income	1,322,219	(1,322,219)	-
Deficit	(19,238,839)	1,322,219	(17,916,620)
	23,486,711		23,486,711
	$26,593,889	$(2,532,141)	$24,061,748

  Significant Areas of Difference

  IFRS uses a conceptual framework similar to CGAAP, but there are differences in recognition, measurement and disclosures. The Company has identified areas that may be affected by the transition to IFRS and the major areas where significant complexities exist or decisions are required by management prior to implementation. The analysis of IFRS and comparison with Rio Alto’s accounting principles identified a number of differences. Although the Company has not determined the full effects of adopting IFRS, areas where changes in accounting are expected are:

  Property, plant and equipment

  Consistent with CGAAP, under IFRS, separable components of property, plant and equipment (“PP&E”) are recognized initially at cost. Under International Accounting Standards (“IAS”) 16, Property, Plant and Equipment (“IAS 16”), an entity is required to choose, for each class of PP&E, to use either the cost model (consistent with CGAAP) or the revaluation model. Under the revaluation model, an item of PP&E is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated amortization and accumulated impairment losses. Revaluation increases are recorded in a revaluation surplus account in equity while revaluation decreases reduce the revaluation surplus account with any excess charged to income. The Company has elected to account for PP&E by the cost method.

  IFRS requires major inspections and overhauls to be accounted for as a separate component of PP&E. This treatment is only intended for major expenditures that occur at regular intervals over the life of the asset. Costs of routine repairs and maintenance are expensed as incurred. Major overhauls of the Company’s plant and equipment would be capitalized and amortized.

  The adoption of IAS 16 does not have an impact on the Company’s results as of June 1, 2010 or fiscal 2011.

  Impairments

  Under CGAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Under IAS 36, Impairment of Assets (“IAS 36”), a write-down is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (which is typically based on discounted cash flow) is less than the carrying value. Consistent with CGAAP, impairments are measured at the amount by which carrying value exceeds fair value less costs to sell.

  CGAAP requires a two-step impairment test in which the Company must compare undiscounted cash flows to the carrying value of the assets, and if the undiscounted cash flows are lower than the carrying value a discounted cash flow measurement is applied to determine the impairment amount.

  Under IFRS the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. This may lead to additional write-downs where carrying values of assets were previously supported under CGAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

  IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that a previously recorded impairment amount had been reduced. CGAAP prohibits reversal of impairment losses. This difference could result in greater earnings variability, variations in the carrying values of property, plant and equipment and balances in shareholders’ equity. The adoption of IAS 36 does not have an impact on the Company’s results at June 1, 2010 or for fiscal 2011.

  Asset retirement obligations

  Under CGAAP the Company would only be required to record an asset retirement obligation (“ARO”) if there was a legal requirement to incur restoration costs. Under IFRS the threshold for recognizing a liability is a legal or constructive obligation. The difference in standards may require the Company to review business plans to determine if there are any actions planned by management that would create a constructive obligation to record an ARO upon adoption of IFRS. Under CGAAP the discount rate is established as the credit adjusted risk free rate and is set at the time the obligation is established. Under IFRS the discount rate reflects the risk specific to the provision and is updated if conditions change that would require a change in the rate. Under CGAAP the costs built into the discounted cash flow model reflect third party costs whereas IFRS allows for the assumption that work may be performed internally, likely reducing the liability. The Company has assessed the impact of this difference and determined that there is no impact on the opening balance sheet or for fiscal 2011.

  Provisions

  IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) requires a provision to be recognized when there is a present obligation as a result of a past transaction or event and it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate can be made of the obligation. Probability is based on a “more likely than not” threshold. Under CGAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold. It is possible that there may be some legal, bad debt or contingent provisions which would meet the recognition criteria under IFRS that were not previously recognized under CGAAP. The Company has assessed the impact of this difference and determined that there is no impact on the opening balance sheet or for fiscal 2011.

  Warrants

  Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the Company’s functional currency are classified and presented as financial liabilities and measured at fair value. Under CGAAP, all warrants are presented as equity. The Company’s functional currency was the Canadian dollar throughout the period ended May 31, 2011 which is the same as the conversion price of the warrants. As a result there is no effect on the opening balance sheet or the fiscal 2011 results. During fiscal 2012, management anticipates that the functional currency of the Company will be the US$ and as such, the warrants will be presented as a financial liability in future reporting periods and measured at fair value. The estimated fair value is shown in Note 18 to the Financial Statements.

  Effect of changes in foreign exchange rates

  Under CGAAP, Section 1651, Foreign Currency Translation considers foreign currency translation from the perspective of three specific types of activities: foreign currency transactions of the reporting enterprise, integrated foreign operations (foreign operations which are financially or operationally interdependent with the reporting enterprise) and self-sustaining foreign operations that are financially or operationally independent of the reporting enterprise.

  IAS 21, Effect of Changes in Foreign Exchange Rates takes a “functional currency” approach whereby each entity, whether a stand-alone entity, an entity with foreign operations (such as a parent) or a foreign operation (such as a subsidiary) determines its functional currency (the currency of the primary economic environment in which the entity operates). The results and financial position of any individual entity within the reporting entity are then translated in accordance with the standard. The Company has assessed this difference and determined that there is no effect on the opening balance sheet or for fiscal 2011.

  IFRS provides that cumulative translation adjustments may be deemed to be zero at the date of the transition. The Company has elected to make this determination which will result in a charge to retained earnings.

  Deferred taxes/Future income taxes

  Under IFRS, deferred income taxes, called “future income taxes” under CGAAP, are recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of nonmonetary assets or liabilities denominated in other than Canadian dollars, the Company’s functional currency. Under CGAAP, these temporary differences are not accounted for. The Company owns significant mining interests with costs denominated in non-US dollars. Accordingly, a weakening in foreign currencies, primarily the Peruvian Nuevo sol and Canadian dollar, would result in additional deferred income taxes recognized by the Company.

  Under IFRS, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination. Under CGAAP, future income taxes are recognized for such temporary differences. The resulting future tax liability/asset under CGAAP is recognized as an increase or a decrease of the carrying value of the related asset.

  For purposes of the opening IFRS balance sheet at June 1, 2010, the Company acquired RAML in a transaction other than a business combination under IFRS to which this accounting policy difference would apply. In fiscal 2011, the Company completed the acquisition of La Arena which is also considered to be acquired in a transaction other than a business combination under IFRS to which this accounting policy difference would apply. The Company recognized $2.5million in future income tax liability which will be reversed on adoption of IFRS, and $10.2 million on acquisition of La Arena in fiscal 2011, which again will be reversed on adoption of IFRS.

  Investment in La Arena S.A.

  As a result of the adjustment to deferred/future income taxes described above the carrying value of the investment in La Arena is reduced by a corresponding amount.

  Share-based payments

  Fundamental differences exist in the accounting for transactions involving share based payments. IFRS is more prescriptive than CGAAP in regard to the measurement of awards granted to non-employees by reference to the fair value of the goods or services received; forfeitures must be estimated under IFRS while under CGAAP this is optional; IFRS provides more prescriptive guidance on the accounting treatment for the modification of an equity settled share-based award when the vesting conditions are modified and for awards that vest according to a graded vesting schedule, IFRS requires that each installment be accounted for as a separate arrangement whereas CGAAP allows for treatment as a single pool.

  As the IFRS 1 exemption for share based payments is only applicable to vested options as at the date of transition, the aforementioned differences will be applied to options outstanding at the transition date that have not vested. The expense associated with awards that vest according to a graded vesting schedule, as required under IFRS, is likely to be recognized earlier than would have otherwise been the case under CGAAP. The Company has assessed the impact of this as of the date of transition and there is no impact on the opening balance sheet. The impact on fiscal 2011 has not yet been quantified.

  The foregoing is not an exhaustive list of changes that will arise as a result of transition to IFRS. Rather it highlights those areas where management expects the affect of transition may be significant. Management has not completed its evaluation of the impact of transitioning to IFRS on net loss or financial position for fiscal 2011. The future impacts of transition will also depend on the outcome of a number of IFRS-related projects that are being undertaken by the International Accounting Standards Board.

  First-time adoption of IFRS

  Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS. The most significant exemptions to the Company are as follows:

  Business combinations

  For business combinations that occurred before the transition date, the Company has the choice to restate all of these business combinations to IFRS standards, restate all business combinations after a particular date, or not to restate any of the business combinations. Assets and liabilities acquired in an un-restated business combination that were recognized under CGAAP and do not qualify for recognition under IFRS are then de-recognized or vice versa. This exemption is not applicable as the Company did not have any business combinations prior to the transition date.

  Fair value or revaluation as deemed cost

  IFRS requires PP&E to be measured at cost in accordance with IFRS (breaking down material items into components and amortizing each one separately). However, upon transition IFRS permits an asset to be recorded at its fair value at date of transition, or an event-driven valuation (i.e., when an entity was acquired). This exemption may be applied to individual items of PP&E. Any write-up of the asset to a fair value above cost will be recorded in retained earnings as a revaluation reserve. On adoption of IFRS, the Company will not elect to remeasure any items of property, plant and equipment.

  Share based payments

  IFRS 1 provides two exemptions from retrospective application of IFRS 2 for equity settled transactions. Namely, the application of IFRS 2 to share-based payments granted before November 7, 2002 or share-based payments granted subsequent to November 7, 2002 that vested before the transition date.

  The Company intends to take the election exempting all options that had vested as at the date of transition as it will simplify the conversion process.

  Cumulative translation adjustment

  IAS 21, The Effects of Changes in Foreign Exchange Rates, requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition with reclassification of the previous amount made to retained earnings. The Company has elected to use this election and deemed the account to be zero. This resulted in a charge to opening retained earnings of $1.3 million.

  Asset retirement obligation

  Similar to CGAAP, IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. There are however differences in the measurement of the liability as discussed above. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRSs. If a first time adopter uses this exemption, it:

a)	measures the liability as at the date of transition to IFRSs in accordance with IAS 37;

b)

  to the extent that the liability is within the scope of IFRIC 1, estimates the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period; and

c)

  calculates the accumulated depreciation on that amount, as at the date of transition to IFRSs, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity in accordance with IFRSs.

  The Company did not have an asset retirement obligation at the date of transition and therefore did not use this exemption.

  Proposed Transactions

  As at the date of this MD&A there are no proposed transactions being considered by the Company.

  Off Balance Sheet Arrangements

  The Company has no off balance sheet arrangements.

  Outstanding Shares, Warrants and Options

  As at the date of this MD&A, the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

May 31, 2010	108,035,575
Issued for:
Private placements	50,326,257
Exercise of stock options	1,727,500
Conversion of warrants	8,468,250
May 31, 2011	168,557,582
June 1, 2011 to August 29, 2011	192,500
Total	168,750,082

Number of Warrants	Conversion Price	Expiry Date
1,500,000	$0.30	June 25, 2012
1,683,600	$2.05	January 20, 2013
3,183,600	$1.23

	Number of	Weighted Average
Number of Options	Underlying Shares	Exercise Price (C$)	Date of Expiry
250,000	250,000	$0.30	May 7, 2012
795,000	795,000	$0.25	May 7, 2012
100,000	100,000	$0.25	May 11, 2012
50,000	50,000	$1.25	July 4, 2012
200,000	200,000	$0.45	August 2, 2012
2,125,000	2,125,000	$0.30	July 16, 2014
50,000	50,000	$0.35	September 18, 2014
180,000	180,000	$0.70	March 15, 2015
50,000	50,000	$0.82	August 1, 2011
1,050,000	1,050,000	$1.50	September 21, 2015
1,050,000	1,050,000	$1.80	September 21, 2015
500,000	500,000	$1.90	November 5, 2015
250,000	250,000	$2.00	December 7, 2015
385,000	385,000	$2.39	March 11, 2016
250,000	250,000	$2.15	May 11, 2016
7,440,000	7,440,000	$1.02

  Disclosure Controls and Procedures Internal Controls over Financial Reporting

  The Company's management is responsible for establishing and maintaining internal control over financial reporting. Management has designed and established disclosure controls and procedures to ensure information that is disclosed in this MD&A and the Financial Statements was properly recorded, processed, summarized and reported. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of these disclosure controls and procedures to the end of the period covered by this report and management has concluded that as at May 31, 2011, the Company’s internal control over financial reporting was effective.

  Disclosure Controls and Procedures

  Management has established disclosure controls and procedures to ensure that information required to be disclosed in this MD&A and Financial Statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at May 31, 2011 and concluded that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

  Business Risk Factors

  Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

    Changes in the market price for mineral production, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

    The Company has limited operating history and there can be no assurance of its ability to operate its projects profitably.

    Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

    Actual exploration, development or other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

    Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

    The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

    The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

    The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

    The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company. The Company has made application for several permits and is conducting mining activities under temporary permissions. There is no guarantee that temporary permissions will be renewed and there is no guarantee that permit applications will be processed and approved in a timely manner. The revocation of temporary permissions and undue delays in approval of permit applications would have a material adverse impact on the Company.

    The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

    Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

    Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

    The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

    Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse affect on the Company’s business and financial condition.

    Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

    The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

  Readers should also refer to other risk factors outlined in the Company’s Annual Information Form dated August 29, 2011 as filed on SEDAR.

  Outlook

  The Company's primary focus for the foreseeable future will be on the operation and continued development of the La Arena Project and on evaluating potential acquisitions.

  Rio Alto´s objectives for the next 12 months include, but are not limited to, the following:

    Expand the La Arena Gold Mine ore throughput from 10,000 tonnes per day to 24,000 tonnes per day by January 2012 and evaluate a further increase to 36,000 tonnes per day during calendar 2012.

    Execute a strategy to explore at La Arena to increase oxide and sulphide mineral resources.

    Execute an oxide gold reserve replacement plan as current oxide gold reserves are mined.

    Continue work as part of a definitive feasibility study on the gold/copper/molybdenum sulphide deposit at La Arena.

    Review project acquisition opportunities in Latin America.

    Review merger and acquisition opportunities in Latin America.

  Cautionary Statement on Forward-Looking Information

  Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. Words such as “expect”, “will”,

  “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

  Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

  Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

  Technical and Scientific Information

  All technical and scientific information contained in this MD&A regarding the La Arena Project has been taken from the La Arena Project, Peru – Technical Report (“Report”) with effective date of July 31, 2010, prepared by Coffey Mining Pty Ltd. (“Coffey Mining”). A copy of the Report is available under the Company’s SEDAR profile. Readers are encouraged to read the Report in its entirety, including all qualifications, assumptions and exclusions that relate to the scientific and technical information set out in this MD&A. Technical and scientific information set out in this MD&A is subject to the qualifications, assumptions and exclusions set out in the Report. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.

  Qualified Person Review

  The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Linton Kirk BE(Mining), FAusIMM of Kirk Mining Consultants Pty Ltd, formerly of Coffey Mining. Mr. Kirk is a Qualified Person for the purposes of National Instrument 43-101.

  Approval

  The Board of Directors has approved the disclosure in this MD&A.

  A copy of this MD&A, the Financial Statements and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.